Filed Pursuant to Rule 424(b)(3)
Registration No. 333-298423

Prospectus Supplement No. 1
(To Prospectus dated August 27, 2026)

Freenome, Inc.
75,188,742 Shares of Common Stock by the Selling Securityholders

This prospectus supplement no. 1 (this “Prospectus Supplement”) amends and supplements the prospectus dated August 27, 2026 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-298423). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on October 20, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock, par value $0.0001 per share (“Common Stock”) is listed on Nasdaq Capital Market (“Nasdaq”) under the symbol “FRNM.” On October 19, 2026, the closing price of our Common Stock as reported on Nasdaq was $12.57 per share.

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 20, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2026

FREENOME, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-42126	98-1783595
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Genesis Marina, 3300 Marina Blvd,
Brisbane, CA 94005
(Address of principal executive offices including zip code)

Registrant’s telephone number, including area code: (650) 446-6630

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	FRNM	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure

On October 20, 2026, Freenome, Inc. (the “Company”) issued a press release titled “Freenome Expands Personalized Cancer Detection Portfolio, Launching SimpleScreen™ Lung Test With FDA-Approved SimpleScreen CRC Option.” A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1 attached hereto) is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01.	Other Events

On October 20, 2026, the Company announced the launch of SimpleScreen™ Lung and a first-of-its-kind offering that enables eligible patients to be screened for both lung and colorectal cancer (“CRC”) through a single blood draw, using two independently validated, indication-specific tests. The Company’s Personalized Cancer Detection approach combines risk-based screening with a portfolio of single-cancer and multi-cancer tests that are developed specifically for each population and to meet individual patient screening needs.

SimpleScreen Lung was clinically validated in a case-control study of adults ages 50 to 80 with a ≥20 pack-year smoking history who meet American Cancer Society (“ACS”) lung cancer screening eligibility. In an independent cohort of 172 lung cancer cases and 436 controls, the test achieved 85% sensitivity at 50% specificity and a 99.8% negative predictive value (“NPV”). This NPV means that approximately two of every 1,000 people with a negative result would be expected to have lung cancer. Sensitivity was 82% for stage I, 75% for stage II, 91% for stage III, and 94% for stage IV.

Performance estimates were adjusted to reflect target distributions of age, sex, lung cancer stage and histologic subtype. The intended use population includes former smokers regardless of how long ago they quit, consistent with the 2023 ACS lung cancer screening guideline update.

In the Company’s PREEMPT CRC study, which enrolled more than 48,000 participants, the test demonstrated 81% sensitivity for CRC, 90% specificity for advanced colorectal neoplasia, and a 99.9% NPV in an analysis adjusted to the 2020 U.S. Census age and sex distribution.

Forward-Looking Statements

Statements made in this Current Report on Form 8-K and certain materials furnished or filed herewith may include statements that are not historical facts and are considered forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will” and variations of such words or similar expressions. Any statements in this Current Report on Form 8-K that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements include, without limitation, express or implied statements regarding SimpleScreen portfolio and Personalized Cancer Detection’s impact and ability to reach additional patients. These forward-looking statements reflect the Company’s current views about its plans, intentions, expectations, strategies and prospects, which are based on the information currently available to the Company and on assumptions it has made. Although the Company believes that its plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, it can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond the Company’s control including, without limitation, risks related to the approval of the Company’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against the Company; the effects of competition on the Company’s future business; as well as those set forth in the Form S-1 that was filed with the SEC, as updated by its subsequently filed SEC filings. The Company assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release issued by Freenome, Inc., dated October 20, 2026, furnished herewith.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREENOME, INC.

By:	/s/ Aaron Elliott
Name:	Aaron Elliott
Title:	Chief Executive Officer

Date: October 20, 2026

Exhibit 99.1

Freenome Expands Personalized Cancer Detection Portfolio, Launching SimpleScreen™ Lung Test With FDA-Approved
SimpleScreen CRC Option

– Personalized Cancer Detection provides flexible approach to cover multiple types of cancer screening in a single blood draw –

– In an independent cohort, SimpleScreen Lung showed 85% sensitivity at 50% specificity and a 99.8% negative predictive value for lung cancer in its intended use population –

BRISBANE, Calif. (Oct. 20, 2026) — Freenome, Inc. (Nasdaq: FRNM), an early cancer detection company developing blood-based tests, today announced the launch of SimpleScreen™ Lung and a first-of-its-kind offering that enables eligible patients to be screened for both lung and colorectal cancer (CRC) through a single blood draw, using two independently validated, indication-specific tests. Freenome’s Personalized Cancer Detection (PCD) approach combines risk-based screening with a portfolio of single-cancer and multi-cancer tests that are developed specifically for each population and to meet individual patient screening needs.

SimpleScreen Lung is a laboratory-developed test intended for adults ages 50 to 80 with a ≥20 pack-year smoking history who are not currently participating in guideline-recommended screening. It can be ordered independently or alongside the FDA-approved SimpleScreen™ CRC test when average-risk patients are also eligible for blood-based CRC screening. Together, these tests offer patients and providers an opportunity to address one or both screening needs in a single encounter, with the potential to expand access and improve screening participation.

Lung cancer is the leading cause of cancer death in the United States, and less than 20% of people (more than 10 million individuals) eligible for lung cancer screening are up to date with low-dose computed tomography (LDCT), the standard-of-care screening method.1 Colorectal cancer is the second leading cause of cancer death,2,3 and nearly two in five eligible adults – up to 60 million people in the U.S. – are not up to date with CRC screening.4

“Lung cancer screening can save lives, but its potential depends on reaching people who are eligible,” said Douglas Flora, M.D., the executive medical director of oncology services for St. Elizabeth Healthcare in Kentucky and president-elect of the Association of Cancer Care Centers. “When so many people are not up to date, we need to understand what is keeping them from participating and consider new approaches. A blood-based test adds a practical option to our patient conversations and helps us make progress toward our goal of connecting more eligible people with screening and getting them to take the next step.”

SimpleScreen Lung was clinically validated in a case-control study of adults ages 50 to 80 with a ≥20 pack-year smoking history who meet American Cancer Society (ACS) lung cancer screening eligibility.5 In an independent cohort of 172 lung cancer cases and 436 controls, the test achieved 85% sensitivity at 50% specificity and a 99.8% negative predictive value (NPV). This NPV means that about two of every 1,000 people with a negative result would be expected to have lung cancer. Sensitivity was 82% for stage I, 75% for stage II, 91% for stage III, and 94% for stage IV.

Performance estimates were adjusted to reflect target distributions of age, sex, lung cancer stage and histologic subtype. The intended use population includes former smokers regardless of how long ago they quit, consistent with the 2023 ACS lung cancer screening guideline update.

A person who qualifies for lung cancer screening may also be eligible for CRC screening. During a patient visit, a provider can discuss both screening needs and, when appropriate, add SimpleScreen CRC to a SimpleScreen Lung order. The Freenome-developed SimpleScreen CRC is FDA-approved for adults 45 and older at average risk, is included in the ACS CRC screening guideline, and meets Medicare coverage criteria. Abbott has exclusive U.S. commercial rights to SimpleScreen CRC when it is ordered as a standalone test. In the PREEMPT CRC® study, which enrolled more than 48,000 participants, the test demonstrated 81% sensitivity for CRC, 90% specificity for advanced colorectal neoplasia, and a 99.9% NPV in an analysis adjusted to the 2020 U.S. Census age and sex distribution.6

“SimpleScreen CRC proved what our discovery platform can achieve for colorectal cancer screening, and expanding into lung cancer screening is the next step in extending this science to broader patient populations,” said Aaron Elliott, Ph.D., CEO of Freenome. “By coupling indication-specific screens together, we make it vastly easier for patients to say yes to screening. As our portfolio grows, Personalized Cancer Detection will offer clinicians more screening options and enable health systems to provide more comprehensive coverage without adding complexity to existing clinical workflows.”

Freenome will be introducing the SimpleScreen portfolio and the PCD approach to attendees at booth 2705 at the American Academy of Family Physicians Family Medicine Experience (FMX) conference, Oct. 20 to 24 in Nashville.

About the SimpleScreen Portfolio

SimpleScreen CRC is a cancer screening option for colorectal cancer. It uses a simple blood draw and detects signals associated with CRC from cell-free DNA (cfDNA) in the blood. The test is indicated for adults aged 45 years and older who are at average risk for CRC and referred by a healthcare provider for CRC screening. A positive result indicates a signal was detected that may suggest the presence of colorectal cancer or advanced precancerous lesions and should be followed by colonoscopy. SimpleScreen CRC is not a replacement for diagnostic colonoscopy or for surveillance colonoscopy in high-risk individuals.

The SimpleScreen Lung laboratory-developed test has not been reviewed or cleared/approved by the U.S. Food and Drug Administration (FDA).

About Freenome

Freenome is an early cancer detection company developing blood-based screening tests to identify cancer in its earliest, most treatable stages. The company’s proprietary multiomics discovery platform analyzes circulating cell-free DNA methylation patterns at single-base resolution alongside additional biomarkers to detect multiple cancers. Freenome’s development of SimpleScreen™ CRC for colorectal cancer screening and a pipeline of tests for lung cancer and additional indications is designed to increase cancer detection among millions of at-risk individuals. For more information, visit www.freenome.com.

Forward-Looking Statements

Statements we make in this press release may include statements that are not historical facts and are considered forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are making this statement for purposes of complying with those safe harbor provisions. Any statements in this press release that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements include, without limitation, express or implied statements regarding SimpleScreen portfolio and Personalized Cancer Detection’s impact and ability to reach additional patients.  These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, risks related to the approval of Freenome’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against Freenome; the effects of competition on Freenome’s future business; as well as those set forth in the S-1 that was filed with the SEC, as updated by our subsequently filed SEC filings. We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

References
1.  Centers for Disease Control and Prevention. Screening for Lung Cancer. Last updated May 12, 2026. Accessed Oct. 7, 2026 at https://www.cdc.gov/lung-cancer/screening/index.html
2. Siegel RL, Kratzer TB, Wagle NS, Sung H, Jemal A. Cancer statistics, 2026. CA Cancer J Clin. 2026;76(1):e70043. doi:10.3322/caac.70043.
3. DW, Kisiel JB, Fendrick AM, et al. Estimated Average-Risk Colorectal Cancer Screening-Eligible Population in the US. JAMA Netw Open. 2024;7(3):e245537.
4. King SC, King J, Thomas CC, Richardson LC. Baseline estimates of colorectal cancer screening among adults aged 45 to 75 years, Behavioral Risk Factor Surveillance System, 2022. Prev Chronic Dis. 2025;22:250175. doi:10.5888/pcd22.250175.
5. Freenome, LLC. Data on file.
6. Shaukat A, Burke CA, Chan AT, et al. Clinical Validation of a Circulating Tumor DNA-Based Blood Test to Screen for Colorectal Cancer. JAMA. Published online June 2, 2025. doi: 10.1001/jama.2025.7515.

Contacts

Media contact
Ryan Flinn
The Grace Group
ryan@gracegroup.us

Investor contact
investor-relations@freenome.com

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